May 7, 2024

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	GOL Linhas Aéreas Inteligentes S.A.
Request to Withdraw Registration Statement on Form F-3 (File No. 333-242425)

Reference is made to the registration statement on Form F-3 filed by GOL Linhas Aéreas Inteligentes S.A. (“GOL Intelligent Airlines Inc.” or the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2020 (File No. 333-242425) (the “Automatic Shelf Registration Statement”), as amended on March 22, 2023 (“Post Effective Amendment No. 1”), to include disclosure required for a registrant other than a well-known seasoned issuer, and March 24, 2023 (“Post Effective Amendment No. 2”), to convert the Automatic Shelf Registration Statement, as amended, to the proper EDGAR submission type for a non-automatic shelf registration statement (the Automatic Shelf Registration Statement, Post Effective Amendment No. 1 and Post Effective Amendment No. 2, collectively, the “Registration Statement”). Post Effective Amendment No. 2 became effective on April 3, 2023.

Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement, effective as of the date of this application or as soon as practicable thereafter.

No securities have been issued or sold under the Registration Statement.

The Registration Statement was filed to cover the resale of preferred shares of the Company in the form of American depositary shares by selling securityholders that would acquire such American depositary shares upon exchange of certain exchangeable senior notes (the “Exchangeable Notes”) if and to the extent exchanges would be share settled. The Exchangeable Notes, guaranteed by the Company and by its operating subsidiary GOL Linhas Aéreas S.A., have been accelerated in the context of voluntary filing by the Company and its subsidiaries of petitions for relief under Chapter 11 of title 11 of the United States Code (11 U.S.C. § 101, et. seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 24-10118 (MG).

The Company believes that, in light of its ongoing Chapter 11 proceedings, the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

We respectfully request that the SEC issue an order granting the withdrawal of the Registration Statement and provide a copy of the order to Tobias Stirnberg, the Company’s counsel, via e-mail at tstirnberg@milbank.com.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg at +55 (11) 3927-7702.

Sincerely,

GOL Linhas Aéreas Inteligentes S.A.

/s/ Celso Guimarães Ferrer Junior
Name: Celso Guimarães Ferrer Junior
Title: Chief Executive Officer

/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao
Title: Chief Financial Officer

cc:	Tobias Stirnberg
Milbank LLP

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